UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number 001-16139

Wipro Limited

(Translation of Registrant’s name into English)

Doddakannelli

Sarjapur Road

Bengaluru, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

DOCUMENTS RELATING TO ANNUAL GENERAL MEETING OF SHAREHOLDERS

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”), hereby furnishes the Commission with copies of the following information related to the Annual General Meeting of the Shareholders (the “AGM”) that will take place on July 15, 2026. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

On June 17, 2026, the Company informed the stock exchanges in India on which its equity shares are listed and the New York Stock Exchange (together, the “Exchanges”) that it placed advertisements in certain Indian newspapers concerning the Notice of the AGM (as defined below). A copy of the letter to the Exchanges is attached hereto as Exhibit 99.1.

On June 22, 2026, the Company informed Exchanges that the AGM is scheduled to be held on July 15, 2026 at 9:00 AM IST through video conferencing. The letter to the Exchanges enclosed the Notice of the Annual General Meeting (the “Notice of the AGM”), which includes e-voting instructions. A copy of the letter to the Exchanges is attached hereto as Exhibit 99.2. The Notice of the AGM is available on the Company’s website at https://www.wipro.com/investors/annual-reports/.

On June 23, 2026, the Company informed the Exchanges that it placed advertisements in certain Indian newspapers concerning the Notice of the AGM. A copy of the letter to the Exchanges is attached hereto as Exhibit 99.3.

The Notice of the AGM, together with the procedure and instructions for e-voting, were sent by e-mail to holders of equity shares on June 22, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIPRO LIMITED

/s/ M. Sanaulla Khan

M. Sanaulla Khan
Company Secretary

Dated: June 25, 2026

INDEX TO EXHIBITS

Item

99.1	Letter to the Exchanges dated June 17, 2026.

99.2	Letter to the Exchanges dated June 22, 2026.

99.3	Letter to the Exchanges dated June 23, 2026.